Exhibit 99.1

Lithium Americas announces Final Environmental Impact Statement filed for the Thacker Pass Project

December 4, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to report the release of the Final Environmental Impact Statement ("Final EIS") for the Thacker Pass lithium project ("Thacker Pass" or the "Project") by the United States Bureau of Land Management ("BLM"). Thacker Pass, located north of Winnemucca, Nevada, USA, is 100% owned by Lithium Nevada Corp. ("Lithium Nevada"), a US corporation and wholly-owned subsidiary of Lithium Americas.

“The publication of the Final EIS is the culmination of more than a decade of work studying, exploring and developing the Thacker Pass project,” commented Jon Evans, President and CEO. “Thacker Pass has the potential to provide future sources of high-quality lithium chemicals critical for establishing a strong domestic lithium supply chain required to support a low-carbon economy.”

Publication of the Final EIS for Thacker Pass follows a comprehensive review of the potential impacts of the Project, including alternatives and a full examination of project and site-specific mitigation measures. Local communities and tribes, Humboldt County, the State of Nevada, U.S. Fish and Wildlife Service and the U.S. Environmental Protection Agency were all eligible to participate in developing the scope and content of the Final EIS for Thacker Pass.

The Final EIS is the result of pre-planning work that included the early collection of environmental baseline information, community and Native American engagement, project re-design, and the initial submission of a Conceptual Plan of Operations for agency consideration. The Company's water-protection permit applications were submitted in mid-2020 and are being considered by the State.

The final step in the Federal permitting process for Thacker Pass is the issuance of the Record of Decision ("ROD") by the BLM. The ROD is expected to be issued in early 2021.

For more information on the Final EIS please visit the BLM website at https://eplanning.blm.gov/eplanning-ui/project/1503166/570.

Zero Emission Transportation Association

In addition, Lithium Americas is pleased to announce that it has joined a coalition made up of 30 founding companies to launch the Zero Emission Transportation Association ("ZETA"), an organization dedicated to achieving 100% electric vehicle ("EV") sales in the United States by 2030. Founding members are industry leaders in the EV space including extractives, automotive and energy companies, whose values and strategic interests support ZETA's principles of EV adoption and growth in the US. ZETA coordinates public education efforts and federal policy development to promote EV adoption with the goal of creating American electric vehicle manufacturing jobs, better serving consumers, improving air quality and public health, and significantly reducing carbon pollution.

For more information on ZETA please visit their website at: www.zeta2030.org

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Thacker Pass project, including timing, permitting expectations and expected future supply and quality thereof, and goals of organizations the Company has joined.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: expected budgets, capital expenditures and programs for the Company's projects; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company's ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company's engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company's testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and DFS costs for the Thacker Pass project; ability to achieve capital cost efficiencies; the effect of current or any additional regulations on the Company's operations; forecasted demand for lithium products, including pricing thereof; the Company's ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof; the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment; timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to construction activities at the Caucharí-Olaroz project; accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves; reliability of technical data, accuracy of current budget and construction estimates; that pending patents will be approved; ability to achieve commercial production; the share price and demand for our common stock; general economic conditions; maintenance of a positive business relationship with co-owners; timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities; the Company position in a competitive environment; and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.